Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-240081

Prospectus Supplement No. 5

(To Prospectus Dated August 7, 2020)

METEN EDTECHX EDUCATION GROUP LTD.

This prospectus supplement, dated January 7, 2021 (the “Supplement”), filed by Meten EdtechX Education Group Ltd., a Cayman Island exempt company (the “Company” or “we,” “us” or “our”), supplements certain information contained in the Company’s prospectus dated August 7, 2020 (the “Prospectus”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-240081). This Supplement amends and supplements the Prospectus and is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all other amendments and supplements thereto.

The Prospectus relates to, among other things, the issuance by us of (i) up to 6,325,000 ordinary shares, US$0.0001 par value, of the Company (the “Ordinary Shares”) underlying outstanding warrants issued in connection with the Company’s business combination (the “Business Combination”) that was completed in March 2020 and (ii) up to 5,780,000 Ordinary Shares underlying warrants issued in private placements in connection with the Business Combination and currently held by the Selling Securityholders as set forth in the Prospectus under the heading “Selling Securityholders,” in the latter case solely to the extent the Selling Securityholders publicly transfer such warrants prior to their exercise. In this Supplement, we sometimes refer to such warrants, collectively, as the “Warrants.”

At the time of issuance, the Warrants had an exercise price of $11.50 per share. Effective January 6, 2021, the Company has temporarily reduced the exercise price of all outstanding Warrants to $2.50 per share, and has added a “full-ratchet” anti-dilution protection with respect to subsequent equity sales in which any person will be entitled to acquire ordinary shares at an effective price per share that is lower than the then exercise price of the Warrants, subject to customary exceptions (the “Temporary Reduction Period”). This reduced price and “full-ratchet” anti-dilution protection will apply to all outstanding Warrants during the Temporary Reduction Period. The Temporary Reduction Period will terminate on the later to occur of (i) the date following which the closing price of the Ordinary Shares has been equal to or greater than $3.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period or (ii) Monday, March 7, 2021. Upon any termination of the Temporary Reduction Period, the exercise price of the outstanding Warrants will be reset to $11.50 per share and such exercise price will no longer be subject to the “full-ratchet” anti-dilution protection. The one-time full-ratchet anti-dilution protection will also terminate upon the closing of bona fide (meaning raising gross proceeds of at least $10 million) equity financing by the Company at a per share price above $2.50 during the Temporary Reduction Period.

Accordingly, all references in the Prospectus indicating that the exercise price of the Warrants is $11.50 per share are hereby temporarily deleted and replaced with an exercise price of $2.50 per share until the end of the Temporary Reduction Period.

An investment in our securities involves risks. See “Risk Factors” beginning on page 11 of the Prospectus for a discussion of the factors you should consider before you make your decision to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 7, 2021.